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                                                                      EXHIBIT 11

                        VIATEL HOLDING (BERMUDA) LIMITED

                                 CODE OF ETHICS

The principles set forth in this Code of Ethics define a minimum set of ethical standards for all Viatel employees worldwide. The Code of Ethics is intended to reflect cultural and legal differences in the various locations where we do business. Viatel adheres to strict standards of honesty and conducts business with uncompromising integrity and professionalism.

These principles:

         -    Reflect a corporate decision on how we perform global activities

         -    Are relevant to ALL Viatel employees worldwide

         -    Are approved and managed by Viatel executive staff

         -    Are reviewed on a regular basis

Viatel is committed to apply our management systems and reporting structures to ensure adherence to these principles across our organisation.

ACCORDINGLY:

         - Viatel respects, values and welcomes diversity in its workforce, its customers, its suppliers and the global marketplace. Viatel will comply with applicable laws and provide equal employment opportunity for all applicants and employees without regard to race, colour, religion, sex, national origin, ancestry, age, disability, veteran status, marital status, sexual orientation or gender identity. This applies to all areas of employment. Viatel also provides reasonable accommodation to disabled applicants and employees to enable them to apply for and to perform the essential functions of their jobs.

         - Viatel will provide a workplace free of sexual harassment as well as harassment based on race, colour, religion, sex, national origin, ancestry, age, disability, veteran status, marital status, sexual orientation or gender identity. We will not tolerate such harassment of employees by managers, co-workers or non-employees in the workplace.

         - Viatel will achieve high standards of environmental quality and safety, and provide a safe and healthful workplace for our employees, contractors and communities. We will comply with applicable environmental, health and safety regulatory requirements as a minimum and implement programs and

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              processes to achieve greater protection, where appropriate. We seek a workplace free of occupational injury and illness. We are committed to conserving natural resources and reducing the environmental burden of waste generation and emissions.

         - Viatel respects the privacy of consumers, customers and employees. Viatel is committed to user privacy in our products and services. We support consumer choice and informed consent.

         - Viatel will provide a secure business environment for the protection of our employees, product, materials, equipment, systems and information.

         - Viatel prohibits bribes and kickbacks. Viatel employees may not offer or accept a bribe or a kickback. Bribes and kickbacks are prohibited either directly or through a third party.

         - Viatel encourages competition, which benefits consumers by prohibiting unreasonable restraints on trade. Viatel competes vigorously while at the same time adhering to both the letter and spirit of competition laws.

         - Viatel recognises and respects the right of our employees to support or oppose representation or association with outside organisations. We are committed to treating our employees fairly and providing them with safe jobs and competitive wages and benefits.

         - Viatel prohibits "insider dealing". Employees may not use material, non-public information to profit from trades in the Company's shares or other securities and must be equally careful not to make such information available to others who might profit from it.

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